GOLD ROYALTY CORP.

1030 West Georgia Street, Suite 1830

Vancouver, BC V6E 2Y3

May 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Request to Withdraw Registration Statement on Form F-4 (File No. 333-262100)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Gold Royalty Corp. (the “Registrant”), hereby requests the withdrawal by the U.S. Securities and Exchange Commission (the “Commission”), effective as of the date hereof or as promptly as practicable, of the above-referenced registration statement, including all amendments thereto and exhibits filed therewith (collectively, the “Registration Statement”). The Registration Statement was originally filed on January 11, 2022 and a pre-effective amendment thereto was filed on April 11, 2022. The Registrant is seeking withdrawal of the Registration Statement because it no longer intends to pursue the offering covered by the Registration Statement.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use by the Registrant.

Should you have any questions, or require any additional information, please contact Rick Werner of Haynes and Boone LLP at (212) 659-4974.

Sincerely,

GOLD ROYALTY CORP.

By:	/s/ Josephine Man
Name:	Josephine Man
Title:	Chief Financial Officer

cc:	Rick Werner
Jason Zachary
Haynes and Boone, LLP

Rod Talaifar
Sangra Moller LLP